Direct Number: (212) 326-3417
dmmahle@jonesday.com

JP638749:tr	November 24, 2008
Our Ref.: 899628-600011
Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-1090
          Re: BLDRs Index Funds Trust, File Number 811-21057
Dear Mr. Rupert:
     We are writing in response to your review comments with regard to the post-effective registration statement filed by BLDRs Index Funds Trust (“BLDRs Trust”) dated January 31, 2008 (the “Registration Statement”).
     As a preliminary matter, the BLDRs Trust acknowledges that it is responsible for the adequacy and accuracy of any disclosure in its registration statements or other filings with the Securities and Exchange Commission (the “Commission”). It also acknowledges that any comments by the staff of the Commission or changes to the disclosure by the BLDRs Trust in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to filings made. Lastly, the BLDRs Trust agrees that it will not assert comments made by the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kevin Rupert
November 24, 2008

     1. Timeliness of filing financial statements. With respect to your comment regarding the financial statements filed in connection with the Registration Statement for the BLDRs Trust, we acknowledge that the timely filing of those financial statements is important from a disclosure point of view. Please be advised that all of the BLDRs Trust service providers are currently working to establish policies and procedures to enable the BLDRs Trust to provide more timely financial information than has been provided in the past.
     2. Licensing Waivers. The next updated BLDRs Trust financial statement that will be filed in connection with the BLDRs Trust post-effective registration statement will make clear that for each of the four underlying funds of the BLDRs Trust, the fee cap of 30 basis points will be achieved first by reducing the licensing fee payable to The Bank of New York Mellon as index licensor, and to the extent that expenses of any related fund continue to exceed thirty basis points the sponsor will reimburse the BLDRs Trust for those expenses.
     3. Financial Highlights. You have questioned whether Average Annual Total Return with regard to each fund of the BLDRs Trust contained in the Financial Highlights section of the Registration Statement should also be calculated based on the closing market price as well as the Net Asset Value for each fund. Since each fund of the BLDRs Trust is an index fund that has the fundamental investment policy to have the Net Asset Value match the performance of its related index as closely as possible, which should generally result in Net Asset Value tracking market price, the information contained in the Registration Statement does provide investors with

Kevin Rupert
November 24, 2008

sufficient information to determine how often there is a variance between fund Net Asset Value and closing price. See for example, the closing price versus net asset value frequency distribution tables for each of the four BLDRs Trust funds, contained in the Registration Statement. We believe that providing duplicative information based on closing prices, which generally are very close to NAV, would not provide any meaningful information to investors. We therefore think that no duplicate comparisons need to be made for Average Annual Total Return based on closing prices.
     4. Portfolio Turnover. In the section dealing with portfolio turnover in the Financial Highlights section of the Registration Statement, you have asked why each fund’s portfolio turnover for the year 2007 is higher than it had been in prior years. The answer is that there were significant underlying changes in the portfolio securities comprising each of the indices which caused the portfolio turnover to be higher than it had been in prior years.
     5. Frequency Tables. You have asked that the daily percentage price ranges and the frequency distributions for both the index and the relevant index funds include a breakdown of the frequency for a range of 0.01% to 0.50% and from 0.50% to 1.00%. These changes will be made in the next updated Registration Statement for each fund.
     6. Closing Prices versus Net Asset Value, Trading Days. In the table comparing closing prices versus Net Asset Value frequency distributions for each of the funds, there is information with regard to the number of trading days where the closing price is at a premium to, discount from or equal to NAV. [The trading days are all of the trading days in which the NASDAQ Stock Market is open for business. We have confirmed that the relevant index fund shares trade on each of the days that the NASDAQ Stock Market is open for trading.]
     If you have any questions with regard to our comments, please give me a call.
Very truly yours,
David M. Mahle